Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746

Commission File No. for the Related Registration Statement: 333-264188

Date: May 12, 2022

The following is a complete transcript of R1 RCM Inc.’s fireside chat held on May 11, 2022 at the Bank of America Securities 2022 Healthcare Conference.

R1 RCM Presentation at the Bank of America Securities 2022 Healthcare Conference May 11, 2022

Moderator
•Mike Cherny, Bank of America Healthcare Technology Distribution Analyst

Presenters
•Joseph Flanagan, President & CEO
•Rachel Wilson, CFO & Treasurer

PRESENTATION

Mike Cherny
--guests for this session of the BofA Healthcare Conference. Mike Cherny, the Healthcare Tech Distribution Analyst. It’s my pleasure to have R1 RCM with us. Up on stage with me is Joe Flanagan, President and CEO; Rachel Wilson, CFO and Treasurer; and then Atif Rahim, longtime IR, is in the audience, as well. This is going to be a very informal fireside chat. No slides, so we’ll kick it off from there. And, that being said, Joe, Rachel, you did report earnings on Monday this week. Any highlights that you really wanted to make sure got out there as we set the stage for where you sit right now?

Joseph Flanagan
Yeah. I think, from my standpoint, a couple things that I would note. One, we gave additional color on this large contract that we’re working on. Admittedly taking longer than we had planned, but we’re really encouraged with where we’re at in that journey. Equally important, we announced a new customer win with our contract with ScionHealth and expanding our capabilities into a new care setting, the LTACH care setting, which I think opens up market for us and really is in line with our strategy to make sure we’re the revenue partner of choice to the providers at large. And we have a breadth of care settings we serve. This is nice expansion. Our physician business is really performing well. In addition, the normal flow business, in that care setting, we had three very large transactions actually totaling $0.75 billion of managed NPR and end-to-end contracts. So, all told, we contracted $2.7 billion of new NPR on long-term arrangements and operating partnerships. And then the other thing that I would highlight is, based on the pipeline activity, the growth backdrop, we do have line of sight that supports nominally a $9 to $10 billion NPR add per year. And so we’re going to invest to support that. And that’s up from, our historical planning guideline was around $5 billion nominally. And then, finally, we provided as much commentary as we could because we haven’t closed the transaction yet. But we are encouraged, you know, based on our understanding of Cloudmed’s Q1, we are very encouraged with their performance and also visibility on the full-year guide for Cloudmed. So those are some of the things that I’d highlight from the call.

Mike Cherny
So I want to touch on the $10 billion contract. But, first, I think sometimes it gets lost. Since, and I might be slightly off on my timing. But in the last two or three quarters, you announced Scion. You announced these physician groups. You’ve announced Mednax, which I think was 3Q last year.

Joseph Flanagan
Right.

Mike Cherny
You announced VillageMD.

Joseph Flanagan
Right.

Mike Cherny
Which we have an estimate on-

Joseph Flanagan
Right.

Mike Cherny
-in terms of revenue. If I’m adding that all together, we’re north of easily $5 billion of contracted revenue, contracted NPR, before you even get to this-

Joseph Flanagan
Correct.

Mike Cherny
-$10 billion jumbo contract. Plus, you talked about another pipeline of incremental growth. So when you add it all together and, yes, I think we all want to see everyone in this room, everyone on the stage here wants to see the $10 billion contract signed.

Joseph Flanagan
Right.

Mike Cherny
But what does that say about the health of the market, especially coming out of the depths of COVID for so many across the health system and what they’re looking for to you to do, in terms of the recent adds you’ve had across different types of health systems, and obviously the pipeline-building, as well?

Joseph Flanagan
Yeah. I mean, coming out of COVID, we’ve seen the [inaudible]. Let me even take a step back. Going into COVID, we saw a healthy progression in the provider’s desire to engage in some of the models with which we can drive value. We saw that increase. But it was hard for us to know what was really driving the increase in the middle of COVID. There was a lot of moving parts there. But, coming out of COVID, we’ve really seen galvanization, if you will, from providers on increasingly wanting to proactively engage with us, and our peers, I’m sure, on this operating model and the value that we can drive.

And I think what’s creating that momentum and a higher bias for action, I would say, in the discussions that I’ve had and our teams have had around decision-making is, one, technology architectures and the continued fragmentation and a understanding that, listen, to deliver a great experience to the patient, a great experience to the physician, there’s going to have to be significant investment in technology. And we’ve made those investments and they’re leverageable from our customers. The second thing is supply constraints on labor and the inflationary pressures that puts on our customers. They are seeing it in many other areas of their business. But we made a decision all the way back in 2018 to invest heavily in automation. That is really playing through. That is resonating with the customers.

And the combination of that technology-driven productivity and then global scale, they agree with us that we’re a very good partner to help them navigate the supply constraints. And then as we think about just increased reimbursement complexity, and I would say this is where Cloudmed really comes into a number of the discussions I’ve had. Cloudmed understands all the payers in all geographies. They see more than anybody in the industry. And that’s also that revenue intelligence capability, if you will, that, historically, we’ve been good at, not great. And Cloudmed’s really a market leader. And I think that’s resonating well with customers.

Mike Cherny
I’m going to come back to Cloudmed, but I want to touch on what you said regarding automation.

Joseph Flanagan
Yeah.

Mike Cherny
You set a target for both process improvement, 100 million automated tasks-

Joseph Flanagan
Right.

Mike Cherny
-the EBITDA contribution, I think it was $40 million as of last update-

Joephy Flanagan
Yep.

Mike Cherny
-of run-rate savings. Especially if you think about the capacity increase you’re making on the NPR to $9 to $10 billion, how much of that is supported by all of that automation work that you’ve done to essentially make parts of the onboarding process easier as these clients come on?

Joseph Flanagan
Yeah. I think, as we think about automation and we automate, we added another 12 million tasks annualized in Q1, which was ahead of our plan. So we’ll exit the year greater than 100 million in automated tasks and we’ll exit the year at or better than our financial contribution. And the only reason, that could be much higher, but we have taken a decision to reinvest that back into the automation program because we just see a high ROI on that in future years.

It’s not so much that automation is going to necessarily, on its own, reduce the amount we have to invest to support increased onboarding. What it does do is accelerate our speed to value on contract economics. And where that comes into play, if you think about what we’ve done and what’s in front of us on automation, we started off automating discrete tasks in the revenue cycle. And those discrete tasks may have been into a discrete system.

The past year, we’ve been working on horizontally driving that through all of the ecosystems. So when I say the ecosystem, all the EHR vendors, that’s a big technology interface. All the payer systems, that’s a big technology interface. And then all the third-party banking systems. So as we sit right now, we’re largely through that. And that means we have the automation routines, those discrete tasks, that are fully codified into all those systems.

And now, the last half of this year, we’re going to be working on bundling routines, which just removes a coordinating interface manually. If you look out to ’23 and ’24, directly attributable to the Cloudmed transaction, we’re going to be using their data footprint to drive automated decision-making. So we’ve only got, by our estimates, 20% of the automatable tasks done. So there’s still a lot of runway. And that’s not a swag tops-down. And that’s our team that’s really kind of done analysis around what they feel, with our current capabilities, we should be able to automate going forward.

Mike Cherny
Turning to the $10 billion contract, and you were very detailed on the call, so I don’t want to rehash-

Joseph Flanagan
Right.

Mike Cherny
-all those components. It was helpful. I guess maybe, though, another question about it is, with this nebulous date, which I know-

Joseph Flanagan
Right.

Mike Cherny
-as you said, is probably longer than you want. How are you preparing as an organization, given that $10 billion NPR is still going to be one of your top, top tier of customers from a sizing perspective?

Joseph Flanagan
Yeah. We are preparing to deploy that. So as an example, all the deployment capacity that’s going to be engaged in that is dedicated. And so if you think about the Scion win, that’s a different team. We’ve ringfenced the team. They’re actively working on pre-deployment planning, those types of things. So we’re in that mode of operation. And, as I said on the call, what we’re working on right now, we typically do post-contract signings. So from our lens, it’s deployment work that we would be doing in normal course on all our contracts.

Mike Cherny
That’s really helpful to know. One of the other things I’ve always thought about, relative to your business, is the same-store growth of your customers. When you have volume, which you’re impacted too, because of the revenue model, but also, you have a lot of customers that are growing, whether it’s Ascension, where they’ve gotten bigger. I mentioned VillageMD earlier-

Joseph Flanagan
Right.

Mike Cherny
-which might be the fastest-growing provider in America.

Joseph Flanagan
Intermountain’s grown a lot, too.

Mike Cherny
Intermountain, yeah-

Joseph Flanagan
Right.

Mike Cherny
-has done a whole bunch on the technology side. How do you think about the same-store growth as a growth driver for your business of your customers continuing to get bigger? And is that something that you actively go out to pursue, in terms of finding partners that you know you can help grow themselves?

Joseph Flanagan
Yeah. I mean, I think we’ve been doing this for a long time. And what I mean, doing this, serving the providers, managing revenue. And one of the things we learned in the early days, and I joined the company in 2013. And, from 2013 to 2016, we were in a number of situations on the wrong side of consolidation. So we had consolidation occurring and we were not with the consolidator.
And so it always stuck with us. And one of the things that we want to assess in a commercial pursuit process, if we’re going to allocate our capacity, is it a calculated assumption that that entity’s going to be consolidating, as opposed to necessarily a target? And I think that’s worked out well for us, if you look at our footprint.

The second thing is, our commercial team doesn’t get any credit for same-store growth. And the way they’re incentivized, we want them focused on new logos. Our assumption is, our operating team and our customer service team over time will serve current customers well and earn the right to expand. And I think that will also benefit the footprint at large.

And that’s our current mindset. We don’t necessarily go in and calculate or make big assumptions on market share expansion or growth at any one customer. So, to the extent those customers are growing, that’ll accrue favorably to assumptions we make. We tend to have relatively conservative assumptions on just aggregate NPR growth on a year-over-year basis.
And we confirmed on our call yesterday that we feel really good with volumes we’re seeing in Q1 and what we assumed for our book of business along those lines.

Mike Cherny
Got it. And just in terms of thinking too, about the signed deals and backlog, obviously, and I always love the chart that you have in all your decks, so with the rolling, here’s where we sit. Anything interesting, unique going on, whether it’s Rush, or Penn State, or some of the other more recent ones that you have various degrees of deployment, especially considering that so much of the deployment work happened during COVID?

Joseph Flanagan
Yeah. No, there’s nothing really that I would highlight one way or the other on those. They’re generally progressing kind of in line with our expectations. One of the things we’re going to be working on is, what should we be getting out of the Cloudmed capability post-close, as we look to quickly put that technology platform into our contracted end-to-end customers.

And my expectation from the teams, and I think they would agree. Not I think. They would agree with this, that we should see KPI uplift on the contracted book as a direct result of Cloudmed’s revenue intelligence platform and the additive functionality they have, compared to what we typically, what we have on our own.

Mike Cherny
I know you did a really detailed overview of essentially the Cloudmed teach-in-

Joseph Flanagan
Right.

Mike Cherny
-a few weeks back to give people a sense of where it sits. But just maybe a bit of a refresher, is it safe to assume that, once the Cloudmed deal closes, or the way the two companies think about each other is that there’s an immediately deployable opportunity within your end-to-end customers around some of the Cloudmed tech stack that may have been-

Joseph Flanagan
Yep.

Mike Cherny
-something that R1 didn’t have before?

Joseph Flanagan
Yes, without a doubt. So because we have our technology deployed, what that means is we have the data specs or the data ingestion already established. And so it’s relatively straightforward for us, because we have those data pipes already built, to plug those data pipes into the Cloudmed platform. And we view that as a near-term priority. And we want to unlock that benefit for our customers and also get the benefit, as we would expect to move KPI fees. So that’s something that the teams in the integration phase have been working closely on.

Mike Cherny
And just to maybe get a little geeky here, in some respects, how should we think about the dynamics of the integration of the two disparate tech stacks? I think both of them have an element of cloud-based architecture. So is there any component, in terms of that interface, that is more worrisome or cumbersome to achieve full integration?

Joseph Flanagan
No. But, if you think about it, what are we going to get? If you think about the future-state architecture, our view is we will have an integrated platform. So that is our point of view. And you think about, what does that integrated platform mean? All of the patient-interfacing, so the messaging engine or the routines that drive engagement with patients, that will come from our architecture.

We really like Cloudmed’s data architecture. It’s modern. They’re ingesting a lot of data. So that’ll be the standard for that future state tech stack. We like their workflow engine. Now we have a lot of rules that they don’t have, but we’re going to have one workflow engine. And my sense is that’ll come from Cloudmed. And then our automation platform is probably more comprehensive.
The use cases we’re driving and the sophistication of our engine probably will create it as the standard. So the teams have gone through a really rigorous process to understand the two architectures we have today, best of breed, and then, what’s the future state. And I’m excited to share that with customers, as well as the investment community. I think we would like to be in a position to have a more focused deep-dive session on the technology strategy late this year with investors, which we highlighted on the call, as well, I think.

Mike Cherny
We’ll be ready for it. And just maybe to kind of wrap-up Cloudmed, you made a comment on the call about how, at least, again, based on what you know-

Joseph Flanagan
Right.

Mike Cherny
-because you’re two separate companies. But you feel comfortable or feel confident about their ability to exceed the initial revenue and EBITDA numbers that you laid out in 2022. How much will you be able to influence, in ’22, their growth opportunity? I know there’s a number of revenue cost synergies over time. I think about those more long-dated.

Joseph Flanagan
Right.

Mike Cherny
Should we expect that the combination, because it should be six-ish months in, will have a direct impact in this year in terms of any type of potential uplift?

Joseph Flanagan
Yeah. I guess the way I would characterize it, we’ve got to get this deal closed and get in a position where we can work as one company, which, as you know, we can’t do right now. But the way I would characterize that, Mike, is I’d be disappointed if the joint commercial teams don’t unlock some meaningful wins. I don’t know if that’s going to come in a meaningful, modular win that Cloudmed didn’t have in its horizon and we didn’t, or it’s more on an end-to-end. But I would be disappointed if they don’t kind of deliver that in the year-end. And the other thing, while we haven’t given a lot of detail on revenue synergies, based on independent feedback I’ve heard from customers, and I think what Cloudmed has heard as well, the confidence in that being a valuable driver is only increasing. What we did give was a 20% guide on modular revenue. And maybe to explain that a little bit, if you take Cloudmed’s expected revenue for the year, at least at $446 million, and if you look at our “Other” line item, that’s kind of where our modular revenue sits, around $33 million for Q1. And if you just directionally roll that four quarters, you have a pretty significant revenue base that we expect to grow at 20% on our medium term horizon and to deliver roughly 40% EBITDA margins. That’s exciting for us because we think it’s really complementary to the revenue profile on the end-to-end, which tends to be a bit lumpier. The economics are a slower ramp, a much, much stickier relationship, so to speak. But we’re excited about that, just from a quality of revenue or diversification of revenue standpoint.

Mike Cherny
I want to take it back to the end-to-end landscape. And you’ve talked about the strength of your pipeline and building opportunities. There’s a lot of disparate thoughts on the competitive landscape and there has been for a long time-

Joseph Flanagan
Yeah.

Mike Cherny
-given that a number of your largest, what do you call them? Competitors or substitutes are captive within other large organizations, where you’re independent. It seems like, again, more anecdotally, that your commentary on the pipeline is growing faster than the public comments we’ve seen from any of these other players. So as you think about that competitive environment, where do you think are the biggest places where R1 stands out? And then I guess the second part of that is, does Cloudmed give you a further technological leap beyond where everyone else sits, in terms of their go-to-market strategy?

Joseph Flanagan
Yeah. I think we stand out in scale, just size, and commitment to technology. We hear that routinely from customers. My sense is some of the benchmarks are opaque just because they’re, like you said, captive or privately held. My sense is our competitors are seeing a similar favorable demand environment. And I think that’s good. That speaks to the pervasiveness of where the providers are at.

I think what Cloudmed allows us to do is to be in a position to say, “listen, we’re able to convey to you all the benefit of scale, the cost benefit of scale, the technology architectures, to integrate what’s fragmented process flows. And we have a very, very deep capability on the patient experience.” What Cloudmed allows us to do is to say, “we are, bar none, best in class on ensuring you maximize reimbursement with that revenue intelligence platform.” And if you think about the ability to hit both or check both of those boxes, using technology to transform the patient experience, and using technology to make sure the providers get paid for what they do, all delivered off a scaled platform driven by automation, i.e., a very technology-driven operation, as opposed to labor-driven operation, that’s what we’re excited to kind of bring to the market. And I think it’s going to be received well. And I think, from our standpoint, that revenue intelligence was missing for us. I mean, we had it and we were, call it, average. But it wasn’t a differentiator. And I think Cloudmed creates that as a clear differentiator.

Mike Cherny
Got it. And any updated thoughts? I know you’ve talked in the past about roughly 30% of the market, I think, of your addressable outsource market is penetrable at this point in time. Any changing thoughts on whether the addressable opportunity is shifting in terms of who actually would be willing and open to outsourcing?

Joseph Flanagan
No. I think the only thing I would say is we’re seeing more activity from the larger scale systems, which have, historically, you could argue, have all the scale they need in their four walls. But we’re seeing those systems being more active, wanting to explore kind of what does a partnership look like? How much value could we drive? And the middle market’s really, really healthy. That $1 to $5 billion market is very, very active right now.

So no big changes that we’ve seen. And I have gotten a question. We see plenty of runway, just given how small the penetration today is on the end-to-end offerings, plenty of runway to grow that at our upwardly revised guidance on the Cloudmed transaction, while, at the same time, the modular market has got a lot of growth in it as well. And what’s driving that is the provider and market’s big, and the penetration of the end-to-end today is still very nascent. And so we’re early in that journey.

Mike Cherny
And I guess maybe along those lines, it’s interesting you mentioned the large end of the market. I’m not asking you for the next $10 billion win when you don’t have the first one signed.

Joseph Flanagan
Right.

Mike Cherny
But if you did run into the good problem to have where another jumbo comes down the market and says, “we want to work with you,” how does that evolve? And I know you’ve talked in the past about the ability, in a very short-term basis, to flex. But is there a dynamic of, we can’t get to you now, but let’s work on some modular deployments that will essentially set you up for end-to-end down the road? Is that part of the strategy if this market does start to explode even further?

Joseph Flanagan
Yeah, it could be. We tend to have a lot of experience phasing out the deployment. So if you remember, when we did Ascension, we phased that out $3 billion of NPR per year over three years. So, every year, we started a $3 billion chunk. I tend to like that scenario because what it does is it gives us a lot of visibility to invest behind, but it doesn’t take us out of the market on continuing to grow our installed base.

So that would probably be the preferred way to digest. But we’ve had some discussions with some of those larger systems where, could we just deploy the technology first, help them, and then come in behind that with scale leverage? So we have the ability to flex our engagement model inside of that construct of an end-to-end, but my preference would be phased full deployments.

Mike Cherny
Good. I’ll save the next flex conversations for a different time.

Joseph Flanagan
Yeah.

Mike Cherny
That’s good enough for me. On the physician side, and I know, again, highlighted on the call got a couple really nice wins-

Joseph Flanagan
Right.

Mike Cherny
-recently. Relative to the dynamic of the physician group, does that fall into that $9 to $10 billion of end-to-end capacity that you have, given that they are much shorter deployment cycles?

Joseph Flanagan
A little bit. But, really, we have a deployment team for physician, and there will be some allocation of investment to that deployment team. But what will really, the primary goal for us is to support health system deployments. And the reason I say that is those are the most complex deployments. So if we build the capacity to support those archetypes of deployments, we’re always able to allocate that capacity to the physician care setting. If we build too much just for the physician care setting, it’s very hard for us to move that skill set to a health system because the health system is just a more sophisticated fire and a more complex set of stakeholders that we have to work across.

Mike Cherny
At the top, you mentioned labor pressure from your customers as something that’s causing them to look outward for potential support. I can also imagine that, given you are a true tech-enabled service-

Joseph Flanagan
Yeah.

Mike Cherny
-that you have a number of key constituents on the people side, that you’d be running into labor uncertainty, as well. How do you think about that in terms of the vein of your current guidance? And how do you best work to offset any potential uplift or increases in some of the labor costs and wage costs within your company?

Joseph Flanagan
Yeah. So, in our current guidance, we have assumed wage increases in that guide. And, as we said right now, we feel good about our ability to work within those assumptions on our full-year standalone guidance. A couple things I would highlight that we’re having to work through.
It’s more the turnover rates. We have coverage on capacity. But, in certain areas, the turnover rates are, even with that coverage, the turnover rates are higher. And so what we’re having to do is work a lot on, I mean ultimately, we’d like to routinize all decision-making with our technology so we’re not as dependent on training humans. But that’s an area that our operating teams are having to spend a lot of time on in this current environment. And that’s on the hourly workforce or associate workforce.

The other area I would say are our HR teams and our recruiting teams is on the tech adds. We are investing heavily in technology talent and capacity. And so that’s an area we’ve had to spend more time than we would normally spend on that recruiting channel. Again, we feel really good about the assumptions we have in our guidance for labor inflation over the course of the year. But, inside of that, those are where we’re having to think differently than we would in a normal year.

Mike Cherny
I know I’m jumping around a bit, but I want to make sure I cover every topic and we’re running out of time, unfortunately. But with all the focus on Cloudmed and the large contract and the other wins, a couple things I would say probably got overlooked. And one is VisitPay.

Joseph Flanagan
Yeah.

Mike Cherny
It’s been a year or so now since that deal. How is it tracking relative to your core? And it seems like you had some good anecdotal-

Joseph Flanagan
Yeah.

Mike Cherny
-results there. But curious the totality, especially with all the other moving pieces of your business, how is that progressing versus your plan?

Joseph Flanagan
Yeah. VisitPay’s progressing well. And the reason I say that is they are continuing to demonstrate an ability to contract and to win. And not all of these we have communicated, just based on customer requirements, large health systems with their patient payment platform. I would expect that we will put, and this will be one of the first things we do with the Cloudmed commercial team, is we’ll put a VisitPay managed services offering into the market. So, in all of our end-to-end constructs, we run the patient payment process. And we use the VisitPay technology platform to drive our operations. And what the VisitPay team has been working on, and the fact that Cloudmed comes with a very sophisticated modular sales force, and we’ve gotten a number of requests from VisitPay customers. Hey, would we be willing to put a module into the market, which is not only the technology platform, but it’s the services wrapper around patient payment? And we do that at scale today for all of our end-to-end customers. So I’m excited about that, as well. But VisitPay continues to be very encouraging in kind of the progress they’re making and is meeting or exceeding what we expected for that business.

Mike Cherny
Got it. I see the blinking red light so I think we’re done.

Joseph Flanagan
Great.

Mike Cherny
But Joe, Rachel, thank you, as always, for being here.

Joseph Flanagan
Yeah.

Mike Cherny
Always great to get the update, the follow-up story.

Joseph Flanagan
Yeah. Thanks so much for hosting us today.

Mike Cherny
Great. Thanks, everyone.

Additional Information and Where to Find It

This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Project Roadrunner Parent Inc. (“New R1”), a wholly owned subsidiary of the Company, has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus, which was declared effective by the SEC on April 22, 2022. Promptly after the proxy statement / prospectus was declared effective by the SEC, a copy of the proxy statement / prospectus was sent to all shareholders of the Company. The Company and New R1 may also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company and New R1 through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company and New R1 with the SEC also may be obtained free of charge at the Company’s website at http://www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the proxy statement / prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth, and future performance, including, but not limited to, statements about the expected timing, completion, and effects of the proposed transaction, the Company’s strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the Company’s ability to retain existing customers or acquire new customers; (ii) the development of markets for the Company’s revenue cycle management offering; (iii) variability in the lead time of prospective customers; (iv) competition within the market; (v) breaches or failures of the Company’s information security measures or unauthorized access to a customer’s data; (vi) delayed or unsuccessful implementation of the Company’s technologies or services, or unexpected implementation costs; (vii) disruptions in or damages to the Company’s global business services centers and third-party operated data centers; (viii) the impact of the COVID-19 pandemic on the Company’s business, operating results, and financial condition; (ix) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (x) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; and (xi) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that has been filed relating to the transactions described herein, and any other periodic reports that the Company or New R1 may file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied in the Company’s forward-looking statements. Subsequent events and developments, including actual results or changes in the Company’s assumptions, may cause the Company’s views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.